Exhibit 99.15

PRESS RELEASE

Nigeria: TotalEnergies renews the OML130
deep offshore license

Paris, May 29, 2023 – TotalEnergies, operator of OML130 in Nigeria, announces the renewal of the production license on this block for 20 years.

Located 150 kilometers off the Nigerian coast, the OML130 block contains the prolific Akpo and Egina fields which came into production in 2009 and 2018 respectively. In 2022, production amounted to 282,000 boe/d: nearly 30% was gas sent to the Nigeria LNG plant, notably contributing to Europe’s energy security. The production start-up from Akpo West, a short-cycle project, is expected by the end of 2023. In addition, OML130 contains the Preowei discovery, to be developed by tie-back to the Egina FPSO.

“Through the OML130 license renewal, TotalEnergies is pleased to continue its contribution to the development of Nigeria’s oil and gas sector. This 20-year extension will enable us to move forward with the FEED studies on the Preowei tie-back project which aims to valorize a discovery using existing facilities in line with Company’s strategy focusing on low-cost and low-emission assets”, said Henri-Max Ndong-Nzue, Senior Vice President Africa, Exploration and Production at TotalEnergies.

TotalEnergies Upstream Nigeria Limited operates OML 130 with a 24% interest, in partnership with CNOOC (45%), Sapetro (15%), Prime 130 (16%) and the Nigerian National Petroleum Company Ltd as the concessionaire of the PSC.

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About TotalEnergies in Nigeria

TotalEnergies has been present in Nigeria for more than 60 years and employs today more than 1,800 people across different business segments. The Company produced 204,000 boe/d in 2022 in the country, making it one of the largest contributors to TotalEnergies’ hydrocarbon production. Its participation in Nigeria LNG, where construction of a 7th train is in progress, contributes to the Company’s global LNG portfolio. TotalEnergies also operates an extensive distribution network which includes about 540 service stations in the country. In all its operations, TotalEnergies is particularly attentive to the socio-economic development of Nigeria and is committed to working with local communities.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).